AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION 10027786
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARNEGIE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 661-2720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz, & MacKenzie, CPA's PC
(Name – *if individual, state last, first, middle name*)

57 West 38th Street, (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Wendy Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

JENNIFER G OLSSON
NOTARY PUBLIC, STATE OF NEW YORK
LIC. # 01OL6135072
NEW YORK COUNTY
MY COMMISSION EXPIRES 12-14-2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the Company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 21, 2010

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets	
Cash (Note 3)	$ 7,300,756
Commissions Receivable (Note 4)	520,821
Other Receivables	15,884
Prepaid Income Taxes (Note 9)	418,182
Corporate Tax Refund Receivable	779,471
Prepaid Expenses	144,784
Total Current Assets	9,179,898
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $1,860,048 (Note 5)	502,477
Other Assets	
Deferred Income Tax Benefit (Note 9)	399,739
Deposits	12,004
Total Other Assets	411,743
TOTAL ASSETS	$ 10,094,118

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 2,991,686
Rent Abatement	24,900
Total Current Liabilities	3,016,586
Stockholder's Equity	
Capital Stock (Note 8)	1
Paid-in Capital	1,999,999
Retained Earnings	5,077,532
Total Stockholder's Equity	7,077,532
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,094,118

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
Commission Income	$ 9,103,176
Fee Income	1,116,912
Interest Income	38,425
Foreign Exchange Loss	(258,175)
Total Revenue	10,000,338
Expenses	
Settlement Costs	3,269,907
Salaries	5,359,450
Office Rent and Utilities	424,314
Commercial Rent Tax	8,848
Payroll Taxes	163,132
Employee Benefits (Note 6)	612,102
Insurance	62,723
Research	109,856
Depreciation and Amortization	111,523
Repairs and Maintenance	26,153
Office Expenses	87,902
Telephone and Communication	894,982
Machine Rental and Maintenance	54,397
Professional and Legal Fees	246,742
Travel and Entertainment	772,620
Regulatory Fees	24,519
Dues and Subscriptions	14,801
Charitable Contributions	8,500
Business Gifts	5,533
Payroll Service Charges	26,032
Seminars	6,920
Total Expenses	12,290,956
Loss Before Income Taxes	(2,290,618)
Provision for Income Taxes (Note 9)	(46,716)
Loss Before Income Tax Benefit	(2,337,334)
Income Tax Benefit	1,029,827
Net Loss for the Year Ended December 31, 2009	$ (1,307,507)

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2009	$ 1	$ 1,999,999	$ 7,385,039	$ 9,385,039
Net Loss	-	-	(1,307,507)	(1,307,507)
Dividend	-	-	(1,000,000)	(1,000,000)
Balances, December 31, 2009	$ 1	$ 1,999,999	$ 5,077,532	$ 7,077,532

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net Loss	$ (1,307,507)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	111,523
Increase in Commissions Receivable	(478,703)
Decrease in Other Receivables	23,179
Decrease in Prepaid Income Taxes	751,184
Increase in Corporate Tax Refund Receivable	(779,471)
Increase in Prepaid Expenses	(2,484)
Increase in Deferred Income Tax Benefit	(250,356)
Increase in Security Deposits	(8,034)
Increase in Accounts Payable and Accruals	1,340,886
Decrease in Rent Abatement	(4,150)
Net Cash Used In Operating Activities	(603,933)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(137,920)
Net Cash Used In Investing Activities	(137,920)
Cash Flows From Financing Activities	
Dividend Paid	(1,000,000)
Net Cash Used in Financing Activities	(1,000,000)
Net Decrease in Cash	(1,741,853)
Cash and Cash Equivalents January 1, 2009	9,042,609
Cash and Cash Equivalents December 31, 2009	$ 7,300,756

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 150,000

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") an United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which was owned by D. Carnegie & Co. AB. D. Carnegie & Co. AB was a publicly listed company on the OMX Nordic Exchange Stockholm until December 23, 2008 when it withdrew the shares from the stock exchange. On November 10, 2008, the Swedish government through the Swedish National Debt Office took over all shares of Carnegie Investment Bank AB.

On February 11, 2009, the Swedish National Debt Office announced that an agreement was signed to sell Carnegie Investment Bank AB to Altor Fund III and Bure Equity AB ("Altor and Bure"). The transaction was approved and completed on May 19, 2009. The acquisition took place via ABCIB Holding AB ("ABCIB"), a holding company newly established by Altor and Bure.
In conjunction with the acquisition of Carnegie Investment Bank AB, a declaration of intent to diversify ownership was given to the employees of Carnegie Investment Bank AB. Altor and Bure completed the transactions on December 14, 2009 and sold 25 percent of their shares in ABCIB to some 250 Carnegie Investment Bank AB employees.

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies. The sale of domestic securities is also handled through the related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation
Amounts recorded in foreign currency are translated into United States dollars as follows:

(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;

(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

(c) Revenues and expenses (excluding amortization and depreciation, which are translated at the same rate as the related asset), at the average rate of exchange for the year.

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $7,050,756 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $520,821 (as shown below), net of settlement costs and due within 30 days.

		Commissions Receivable
Carnegie Investment Bank AB	$	67,791
Carnegie Bank A/S		100,207
Carnegie Investment Bank AB Finland Branch		28,936
Carnegie ASA		323,887
	$	520,821

NOTE 5 - FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation:

Furniture and Equipment	$	1,592,862
Leasehold Improvements		769,663
		2,362,525
Less: Accumulated Depreciation		1,860,048
Total	$	502,477

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self directed by the participant

For the year ended December 31, 2009, contributions to the plan charged to operations were $268,061 and are included in employee benefits.

In addition, Carnegie pays for the cost of all of its employees health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2010	$ 272,205
2011	277,649
2012	283,202
2013	288,867
2014 - 2015	595,180
Total minimum future rentals	$ 1,717,103

NOTE 8 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2009, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

NOTE 9 - INCOME TAXES

For calendar year 2009 Carnegie charged $46,716 in taxes against income as follows:

Federal	$ -
State	15,418
Local	15,502
Adjustment For Prior Years Taxes	15,796
	$ 46,716

The taxes are based on capital, as Carnegie incurred a loss for the year.

The major components of income tax expense for the year ended December 31, 2009 are:

Current Income Tax Expense	$ 30,920
Adjustments in Respect of Income Tax of Previous Years	15,796
Income Tax Expense Reported on Financial Statements	$ 46,716

Deferred income tax at December 31, 2009 relates to the following:

Accelerated Depreciation for Tax Purposes	$ 122,026
Rent Expense Abatement	(1,808)
State/Local Tax Refund Net of Federal Income Tax	279,521
Deferred Income Tax Reported on Financial Statements	$ 399,739

The following temporary differences gave rise to the deferred tax: rent expense attributable to rent abatement is not deductible since it was not paid; and, the excess of book depreciation over tax depreciation.

Prepaid income tax represents an overpayment of federal, state and local income tax, of which $51,674 will be applied to 2010 tax liability and $366,508 will be refunded. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Corporate tax refund receivable represents the Federal refund, which Carnegie will receive once the 2009 Net Operating Loss is carried back and applied against prior years' income. New York State and City only allow a carryback of $10,000 per year for two years and the balance may be carried forward. The New York State and City refunds applicable to the Net Operating Loss is included net of Federal tax in the deferred income tax benefit.

NOTE 10 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income From Related Parties	Trading Income (Loss) From Related Parties	Currency Gain (Loss) From Related Parties	Settlement Fees Paid to Related Parties
Carnegie Investment Bank AB	3,996,698	(149,854)	(129,499)	1,396,290
Carnegie Bank A/S	1,640,918	(17,312)	(31,186)	578,064
Carnegie Investment Bank AB Finland Branch	1,166,720	(6,972)	(18,095)	421,805
Carnegie ASA	2,901,853	(30,193)	(79,395)	873,749

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash. Carnegie estimates that the fair value of all financial instruments at December 31, 2009 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2009, Carnegie had net capital of $4,284,062 which was $4,034,062 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 7,077,532
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	108
Commissions Receivable	520,821
Prepaid Income Taxes	418,182
Corporate Tax Refund Receivable	779,471
Prepaid Expenses	144,784
Furniture, Equipment and Leasehold Improvements	502,477
Other Assets	427,627
Total Deductions and/or Charges	2,793,470
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	4,284,062
Haircuts on Investment Securities	-
Net Capital	$ 4,284,062
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 2,991,686
Rent Abatement	24,900
Total Aggregate Indebtedness	$ 3,016,586
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 4,034,062
Net Capital in excess of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 3,984,062

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 4,284,062
Net Capital per above	$ 4,284,062

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2009

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

INDEPENDENT ACCOUNTANT'S REPORT

ON INTERNAL CONTROL

AS OF DECEMBER 31, 2009

RegenBenzMacKenzie

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB)(the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation or differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory, agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 21, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREE-UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESMENT RECONCILIATION

AS OF DECEMBER 31, 2009

RegenBenzMacKenzie

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Carnegie Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and, solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

January 21, 2010

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

RegenBenzMacKenzie

CERTIFIED PUBLIC ACCOUNTANTS